SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange dated January 27, 2009 regarding the purchase of stock by Telefónica Móviles Argentina S.A. from Telefónica Internacional S.A.

Item 1

Telefónica de Argentina S.A.

Buenos Aires, January 27th, 2009

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Telefónica de Argentina S.A. Stock Purchase

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A. (“TASA” or the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of section 23 of the Listing Regulation.

In such connection, further to our note submitted on October 10th, 2008, please be advised that yesterday the shareholders of Telefónica Móviles Argentina S.A. and Telefónica Internacional S.A. finalized the transfer of 507,327,508 common book-entry Class B shares of stock of the Company, of $0.10 par value each and entitled to one vote per share, representing 7.2639% of the capital stock and votes of TASA.

Hence the Company’s shareholding composition is as follows:

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.:
3,599,126,635 common, book-entry Class “A” shares of stock of $0.10 par value each and entitled to one vote per share, representing 51.53% of the capital stock.
81,422,560 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 1.17% of the capital stock.

TELEFONICA INTERNACIONAL S.A.:
1,745,310,360 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 24.99% of the capital stock.

TELEFONICA MOVILES ARGENTINA S.A.:
768,262,045 common, book-entry Class “A” shares of stock of $0.10 par value each and entitled to one vote per share, representing 11% of the capital stock.
597,904,948 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 8.56% of the capital stock.

TELEFONICA INTERNATIONAL HOLDING B.V.:
66,171,964 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 0.95% of the capital stock.

MINORITY SHAREHOLDERS:
126,001,784 common, book-entry Class “B” shares of stock of $0.10 par value each and entitled to one vote per share, representing 1.80% of the capital stock.

Yours sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	January 28, 2009	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel